FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Spotlights High-Value, Late-Stage Pipeline Accelerating the Development of Potential Transformative Treatments for Patients in Multiple Therapeutic Areas
99.1	TAKEDA R&D Day 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: December 13, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Spotlights High-Value, Late-Stage Pipeline Accelerating the Development of Potential Transformative Treatments for Patients in Multiple Therapeutic Areas
−Six Late-Stage Programs with Peak Revenue Potential of $10B - $20B1 Poised to Deliver Sustainable Growth
−Expected Phase 3 Data Readouts in 2025 for Oveporexton (TAK-861), Zasocitinib (TAK-279) and Rusfertide (TAK-121)
−Regulatory Filings for Oveporexton (narcolepsy type 1), Zasocitinib (psoriasis) and Rusfertide (polycythemia vera) on Track for Fiscal Years 2025 - 2026
−Five Additional Filings Anticipated in Fiscal Years 2027-2029 Including First Indication Submissions for Mezagitamab (TAK-079), Fazirsiran (TAK-999) and Elritercept (TAK-226)

OSAKA, Japan and CAMBRIDGE, Massachusetts, December 13, 2024 – Takeda (TSE:4502/NYSE:TAK) will host an investor R&D Day today beginning at 8:30 a.m. JST in Tokyo. The meeting will focus on programs in the company’s late-stage pipeline, the transformative value they could deliver to patients, and the market opportunities they represent.

“We are focused on advancing our innovative pipeline and accelerating late-stage programs to deliver sustainable revenue growth to 2030 and beyond, building upon the strong momentum of our Growth and Launch Products,” said Christophe Weber, Takeda chief executive officer. “The first three Phase 3 programs will read out in 2025, initiating a cadence of potential filings across multiple indications over the next several years.”

Eight Regulatory Filings in FY2025 – FY2029
The late-stage pipeline includes oveporexton (TAK-861), zasocitinib (TAK-279), rusfertide (TAK-121), mezagitamab (TAK-079), fazirsiran (TAK-999) and elritercept (TAK-226). Combined these programs have potential peak revenue1 of $10B-$20B. Data from three Phase 3 programs is expected to read out in 2025:

•oveporexton, a potential best-in-class and first-in-class investigational oral orexin receptor 2 agonist will report Phase 3 results in narcolepsy type 1;

•zasocitinib, an investigational next-generation, highly selective and potent oral allosteric tyrosine kinase 2 (TYK2) inhibitor will deliver Phase 3 results in psoriasis; and

•rusfertide, an investigational injectable hepcidin mimetic in development with partner Protagonist Therapeutics, will have Phase 3 results in polycythemia vera.

1 References in this press release to peak revenue potential are estimates that have not been adjusted for probability of technical and regulatory success (PTRS) and should not be considered a forecast or target. These peak revenue ranges represent Takeda’s assessments of various possible future commercial scenarios that may or may not occur.

Filings for these three indications are expected in fiscal years 2025 and 2026. Five additional indication filings for late-stage programs are on pace for fiscal years 2027 through 2029:

•zasocitinib in psoriatic arthritis;

•mezagitamab, an investigational anti CD38 antibody providing rapid, selective and sustained depletion of disease-causing immune cells that could set a new standard for the treatment of immune thrombocytopenia (ITP) and immunoglobulin A neuropathy (IgAN);

•fazirsiran, an investigational RNA interference (RNAi) therapy that stops the production of misfolded abnormal protein Z-AAT directly addressing the pathology of alpha-1 antitrypsin deficiency liver disease (AATD-LD) and;

•elritercept, an investigational activin inhibitor designed to treat anemia associated with certain hematologic cancers, including myelodysplastic syndromes (MDS). Takeda recently signed an exclusive licensing agreement with Keros Therapeutics to further develop, manufacture and commercialize elritercept worldwide outside of mainland China, Hong Kong and Macau. The agreement is subject to customary closing conditions, including completion of antitrust reviews.

“Takeda has established an exciting, late-stage pipeline of transformative therapies that we believe will deliver value to our company and, most importantly, to the patients we serve around the world,” said Andy Plump, president of R&D at Takeda. “As we continue scaling our capabilities and maximizing R&D investment to deliver the late-stage pipeline, we are also progressing an exciting early-stage pipeline, supporting a cutting-edge research organization, and focusing on creative business development across our therapeutic areas to sustain Takeda’s future and continue to meet significant unmet patient needs.”

2024 R&D Day Agenda
The meeting includes the following presentations and speakers:

A Global, Innovation-Driven Biopharmaceutical Company
Christophe Weber, President & CEO

R&D Strategy and Pipeline Highlights
Andy Plump, President, Research and Development

Neuroscience: Deep-Dive on Orexin Franchise
Sarah Sheikh, Head of Neuroscience Therapeutic Area Unit and Head of Global Development
Ramona Sequeira, President of Global Portfolio Division

Gastrointestinal and Inflammation: Deep-Dive on Zasocitinib, Rusfertide, Mezagitamab, Fazirsiran
Chinwe Ukomadu, Head of Gastrointestinal and Inflammation Therapeutic Area Unit
Ramona Sequeira, President of Global Portfolio Division

Oncology: Deep-dive on Elritercept – Newly Announced Business Development Deal
Teresa Bitetti, President Global Oncology Business Unit
P.K. Morrow, Head of Oncology Therapeutic Area Unit

Webcast Details
A live webcast of the meeting begins at 8:30 a.m. JST December 13 (6:30 p.m. EST December 12). Presentations are available on the Investor Relations section of Takeda’s website where a video replay will be available following the meeting.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts:
Investor Relations
Christopher O’Reilly
Christopher.oreilly@takeda.com
+81 (0) 90-6481-3412

Takeda Media Relations
media_relations@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Peak Sales and PTRS Estimates
References in this press release to peak revenue potential ranges are estimates that have not been adjusted for probability of technical and regulatory success (PTRS) and should not be considered a forecast or target. These peak revenue potential ranges represent Takeda’s assessments of various possible future commercial scenarios that may or may not occur.
References in this press release to PTRS are to internal estimates of Takeda regarding the likelihood of obtaining regulatory approval for a particular product in a particular indication. These estimates reflect the subjective judgment of responsible Takeda personnel and have been approved by Takeda’s Portfolio Review Committee for use in internal planning.

Medical Information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Elritercept license agreement
Elritercept is included for reference only. Takeda entered into an exclusive license agreement with Keros for global rights, in all territories outside of mainland China, Hong Kong and Macau, to Elritercept. The closing of the transaction is subject to receipt of regulatory approval(s), expected in the first calendar quarter of 2025. Takeda does not currently have rights to Elritercept.

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